SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number: 1-12258

                            ROC Communities, Inc.
            (Exact name of registrant as specified in its charter)

                  6430 S. Quebec Street, Englewood, CO 80111
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock $.01 par value
           (Title of each class of securities covered by this Form)

                                     None
             (Titles of all other classes of securities for which
                a duty to file reports under Section 13(a) or
                                15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)     [ X ]        Rule 12h-3(b)(1)(ii)         [   ]
  Rule 12g-4(a)(1)(ii)    [   ]        Rule 12h-3(b)(2)(i)          [   ]
  Rule 12g-4(a)(2)(i)     [   ]        Rule 12h-3(b)(2)(ii)         [   ]
  Rule 12g-4(a)(2)(ii)    [   ]        Rule 15d-6                   [   ]
  Rule 12h-3(b)(1)(i)     [   ]

Approximate number of holders of record as of the certification or notice date: 121

        The Registrant hereby requests that the termination of registration of the above-described class of securities be declared effective simultaneously with this filing. Effective February 11, 1997, the Registrant was merged into and with R Acquisition Sub, Inc., a wholly-owned subsidiary of Chateau Properties, Inc., a Maryland corporation ("Chateau") which since March 30, 1994 has filed periodic reports with the Commission pursuant to the Exchange Act. Pursuant to this Merger each of the issued and outstanding shares of the Registrant's Common Stock was converted into the right to receive 1.042 shares of Chateau's Common Stock. On February 12, 1997, the Registrant's

Common Stock was delisted from trading on the New York Stock Exchange. As former stockholders of the Registrant have become stockholders of Chateau, no useful purpose is served by Registrant filing any further periodic reports.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, ROC Communities, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    ROC COMMUNITIES, INC.




Date:   February 26, 1997        By: /S/ Tamara D. Fischer
                                     ---------------------
                                     Tamara D. Fischer, Treasurer and Chief
                                     Financial Officer


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